UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A
                                 AMENDMENT NO. 3


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                          PERMA-TUNE ELECTRONICS, INC.
                 (Name of Small Business Issuer in its charter)


                     Texas                              75-2510791
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
      incorporation or organization)

      111 South Birmingham Street, Wylie, Texas                 75098
        (Address of principal executive offices)             (Zip Code)

  Issuer's telephone number: (972) 442-6774

  Securities to be registered pursuant to Section 12(b) of the Act.

    Title of each class to be registered:                     None

    Name of each exchange on which each class
    is to be registered:                                      None

  Securities to be registered pursuant
  to Section 12(g) of the Act:                      Common Stock, no par value

                                   FORM 10-SB
                                TABLE OF CONTENTS
                                  ALTERNATIVE 3

                           PART I

ITEM 1.    DESCRIPTION OF BUSINESS

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.    DESCRIPTION OF PROPERTY

ITEM 4.    SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.    EXECUTIVE COMPENSATION

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.    DESCRIPTION OF SECURITIES

                           PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                  AND OTHER SHAREHOLDER MATTERS

ITEM 2.    LEGAL PROCEEDINGS

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.    FINANCIAL STATEMENTS

                                    PART III

ITEM 1.    INDEX TO EXHIBITS

ITEM 2.    DESCRIPTION OF EXHIBITS

SIGNATURES

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements made in this Registration Statement are "forward-looking statements" regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Perma-Tune Electronics, Inc., a Texas corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in this Registration Statement are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based in part, on assumptions involving the growth and expansion of its business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Registration Statement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Registration Statement, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider", or similar expressions are used.


In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict.

BUSINESS OF ISSUER

Perma-Tune Electronics, Inc., designs, manufactures and distributes ignition control modules which replace original ignition control modules for both high performance and standard automobiles. The Company has three full-time employees and two part-time employees. Perma-Tune's products are designed to provide better performance and lower hydrocarbon emissions than original equipment ignition systems.

The ignition control module in an internal combustion engine creates the energy to form the spark which begins the chain reaction of combustion. In conventional automobiles, the ignition control module feeds energy to the ignition coil to amplify that energy. The energy is then distributed by a distributor to the spark plugs which produce the spark to ignite the fuel-air mixture in the combustion chamber.


BUSINESS DEVELOPMENT


The Perma-Tune ignition system was originally designed in 1968 by Dr. Theodore Sturm and Dr. Ferdinand Porsche for the Porsche 911 automobile. The original system was manufactured for Dr. Sturm by Aero Design Products of Newport Beach, California and supplied to the Porsche assembly line in Germany. The original unit design was patented by Dr. Sturm in the United States in 1973. In 1989 Lonnie Lenarduzzi, the president and a principal shareholder of the Company, purchased the Perma-Tune design and patent from Aero Design Products. He then formed Perma-Tune, Inc., a California corporation, to manufacture the system, moving the company's operations to Anaheim, California. In 1993 the assets of the California Corporation were transferred to a newly formed Texas corporation, Perma-Tune Electronics, Inc., and the Company were moved to Wylie, Texas. The original patent has expired.


The Company manufactures three levels of equipment: the basic Perma-Tune, the "Coilless" Perma-Tune and the "Digital Fire" Perma-Tune. The basic Perma-Tune unit can be adapted to any internal combustion engine that utilizes a spark plug. The unit is designed to be installed with relative ease. The basic unit replaces an automobile's original ignition control module while utilizing the original existing coil. The Company presently manufactures basic units which have been designed for nine automobile models including those of Porsche and Mercedes Benz. The Company is developing additional units for four Toyota models, two Honda models and two Mercedes Benz models.

Approximately 99% of the Company's revenues are derived from sales of units for Porsche models and 1% of revenues are derived from sales of units for other vehicles. Approximately 95% of revenues are from sales of basic models, 4% from the Coilless model and 1% from the "Digital Fire" model.

The "Coilless" Perma-Tune replaces both the automobile's original ignition control module and its coil. It is housed in a single unit. The "Coilless" Perma-Tune, although similar to the original model, is more sophisticated, yet less complex. The "Coilless" model is lighter, takes up less space than the basic unit and is easily installed. Because of its simplicity, the Company believes that the "Coilless" model is more reliable than original equipment ignition control modules with coils. By eliminating the coil, the part most prone to failure in an ignition system, reliability is increased. Although Coilless units are more expensive than standard units, they eliminate the cost of an external coil. The Company is not aware of any disadvantages to installing a Coilless Perma-Tune ignition system. Each of the Company's conventional ignition systems can be transformed into a Coilless version. The basic product line was designed to be flexible; thus, with one or more assembly processes a unit can fit a Mercedes or a Honda.


The Company's "Digital Fire" model is designed for "off road" or racing cars. It uses miniaturized solid state electronics, replacing bulky hardware with firmware that can be updated with new software that can be downloaded from the Internet. New miniaturized digital encoder technology replaces bulky, old analog sensors making installation simple. The "Digital Fire" replaces the original ignition control module, coil, computer and distributor in vehicles containing a mechanical distributor. The Company currently manufactures three models of the "Digital Fire" for both four and six cylinder engines. Each unit is adaptable with existing software (single plug for four and six cylinder engines, and dual plug for some six cylinder engines). The Company is currently developing adaptable software for eight cylinder engines.

The Digital Fire has two kinds of software: one is specific for the type of car in which it is installed; and a universal version that tells the unit what to do (i.e., how to fine tune the vehicle for maximum performance given a specific set of variables).

The "Digital Fire" equipment is hardwired into the automobile and is monitored and controlled by an external computer. The equipment is reprogramable using any computer system without the use of special software. It may also be reprogrammed using a "PDA" (personal digital assistant, such as the Palm Pilot professional model manufactured by 3Com Industries). The "Digital Fire" appeals to the weekend auto enthusiast or semi-professional who seeks to improve the engine performance of his racing or other "off road" vehicle.

The wholesale prices for the major Perma-Tune models range from $136 to $998 as follows:

         Model                              Price
         ----                               -----
         911 and 911E units                 $136
         911SC units                        $188
         Coilless units                     $302
         Digital Fire units                 $998

The Perma-Tune unit is readily mass-produced using molds to make customized connectors for plug-in installation.

The Perma-Tune system reduces hydrocarbon emissions by improving combustion efficiency. Improved combustion transforms more fuel into usable energy instead of allowing fuel to be emitted into the exhaust stream of the engine in the form of hydrocarbons.

The Perma-Tune system increases horsepower by approximately 10% over other ignition systems. Tests to determine these performance increases were performed at the independent dynamometer facilities of Norwood Autocraft of the Dallas area by non Perma-Tune personnel. These test results represent the compilation of 25 test runs. These tests compared the Perma-Tune Coilless model against the Autotronic MSD 6AL model. The cost of these tests were $325 . Norwood Autocraft has reviewed this disclosure and the accompanying dyno charts provided supplementally to this filing, and agreed that they are correct.

Toyota Racing and Development conducted independent testing of the Perma-Tune system and reported approximately 60% increase in torque over the stock ignition system. These test results represent a compilation of 12 test runs comparing the Perma-Tune Digital Fire system with stock Toyota ignition systems. Toyota Racing and Development paid for the testing. Toyota Racing and Development has reviewed this disclosure and the accompanying dyno charts provided supplementally to this filing, and agreed that they are correct.

Torque is the force that acts to produce rotation, as in an automobile engine. Horsepower is a unit for measuring the overall power of engines. Torque is one factor considered when rating the horsepower of an engine. Both factors are measured in an engine dyno test. Perma-Tune increases both torque and horsepower by more efficiently converting fuel to useable power because its extremely hot spark more completely burns the fuel.


The Company is managed by Mr. Lenarduzzi and his wife Linda Decker. He is president and chief executive officer of the company, and has had 18 years of experience in designing and manufacturing Perma-Tune products. Ms. Decker is a director, secretary and a principal shareholder of the company. Her background includes publicity, marketing and product line management expertise.

The Company has three full-time employees, two of whom (Lonnie Lenarduzzi and Linda Decker) are involved in sales, and two part-time employees.

The Company licenses its technology from its President, Lonnie Lenarduzzi, for $1,000 per year under a licensing agreement extending to November 30, 2021. The Company has no obligations to pay royalties to Mr. Lenarduzzi or any other person or entity.

The Company believes that large, unexploited domestic and foreign markets exist for its products. The Company has had preliminary discussions with representatives of General Motors and Toyota and has conducted product demonstrations for them. While the representatives have expressed an interest in including Perma-Tune products as original equipment in their automobiles, no agreements have been reached. In 1999 the Company produced an average of 100 units per month. As of December 2000, production was 175 units per month. The Company conservatively projects production of at least 450 units per month by the end of 2002. The Company's existing facilities are capable of producing a maximum of 4,000 units per month by adding additional assembly stations and operating three shifts per day for five days per week. The company currently operates one shift per day for five days per week.

The Company currently has two assembly stations. Twenty assembly stations are needed to produce 4,000 units per month. The approximate cost of an assembly station is $600, and takes approximately two days to build. Funding for additional workstations will come from raising capital via stock sales.


The Company is not dependent upon any sole source suppliers, the loss of which would have a materially adverse impact on operations or operating results.


The Company spent $3,847, $7,494 and $3,165 on research and development during the fiscal years ended December 31, 1998, 1999 and 2000, respectively.



ADDITIONAL BUSINESS DEVELOPMENTS

The Company's expansion of market share and growth will depend on the success of three separate factors: its educational and marketing efforts with wholesalers; the possible endorsement by federal regulatory bodies for the pollution-reducing attributes of its product on federal highways; and the consumer's increased concern for performance, fuel economy and reduced pollution. In order to address these matters, the Company has retained a public relations firm to publicize the Company and its products. The Company has also developed a marketing plan and produced a product brochure. The Company has also produced a "white paper" describing the advantages of Perma-Tune's products in reducing automobile emission, and has distributed it to members of the Texas legislature.

COMPETITION

Although the Digital Fire unit is presently available for four and six cylinder engines, the Company believes that the major market is for four cylinder racecars. The Digital Fire operates independent of a distributor ignition system. The basic Digital Fire can be upgraded to control fuel injection, throttle body servo (drive by wire) and electro-hydraulic valve functions solely by the addition of software. Since changes to the manufacturing process of the Digital Fire unit are not required to provide these upgrades, the units can be mass produced, stored and then configured with new software in response to specific purchase orders.

The Company's products are affordable and directed to the racing hobbyists with disposable income who drive four cylinder vehicles. The Company has not independently verified the performance of its stand alone, distributorless Digital Fire product line in comparison to its competitors.


Motec, a major competitor of the Company, is an Australian manufacturer marketing specifically to the high end professional auto racing world. While the Motec model M4 enables the race team to alter engine parameters for optimum performance to satisfy any set of variables at the race track, it requires highly skilled mechanics to install the hard-wired system. Any modification or electronic update to the M4 requires hardware replacements. The Motec product retails for $4,100 to $5,000 compared to the Digital Fire that has a retail price of $1,500.

Electromotive, another competitor, has the same hardwire installation and update requirements as Motec. The price of its HPVI product is comparable to the Digital Fire but it has only three programming settings making the product less versatile. Although the HPV 3A model compares to Motec in its level of complexity, the Company believes that it is a more difficult program to use than that of the Digital Fire. It is also more expensive than the Digital Fire.


The Company's products have been certified by the California Air Resources Board and the Company does not believe any additional governmental approval is required. The Company does not foresee any negative effect of existing or future governmental regulations on its business. The cost of compliance with federal and state environmental laws has been negligible.

The Company believes that the Digital Fire permits the affordable upgrade to a "high tech" engine while being easy to install. The wholesale price is $998 and the retail price is $1,500 for a complete unit. No fabrication is required, eliminating the costs associated with competing products. Installation of the Digital Fire is done with hand tools and can be accomplished by an automotive hobbyist. Competitive systems require precision fabrication and installation of components by trained mechanics. Once the Digital Fire is installed, it can be upgraded by adding software, hardware or both to the existing system. Competitors' products require the replacement of existing systems to update or reconfigure their systems.

Easy programming is the Digital Fire's most important feature. While competitive products require knowledge of complex software and a sophisticated computer to program their systems, the Digital Fire can be programmed with a Palm Pilot. The Digital Fire may be programmed by persons with average computer skills. Upgrades and add-ons, which customize the Digital Fire, can be effected with a desk top computer, lap top computer or Palm Pilot. Future plans include the capability to connect the Digital Fire via the Internet to retailers of Perma-Tune products for upgrade and diagnostic purposes. With the Palm Pilot model Palm VII Connected Organizer, users will also be able to sample new Digital Fire programs and receive engine analysis services while the vehicle is being driven on the race track. The Company believes that it is the first company to utilize the potential of the Palm Pilot in the automotive after market industry.

By contrast, competing products use proprietary programming technology which requires the user to purchase expensive software to program the systems. The Digital Fire uses the industry standard RS232 communication protocol so that users can produce additional software that can interface with the Digital Fire. While the software used to program the Digital Fire is "open architecture", the operating system cannot be altered by anyone other than Perma-Tune. This strategy encourages innovation and adaptation of the Company's system by its users while allowing the Company to resell the user-developed software under its own name, thus avoiding expenses associated with software development. The right to such user-developed software would be exclusive to the Company. The Company is not presently marketing nor receiving revenues from software.


Both the MSD product line made by Autotronic Controls and the Jacobs product line produce distributor- type ignition systems that compete with the Perma-Tune Coilless and conventional ignitions, but not with the Digital Fire line. Whereas the Perma-Tune replaces the existing ignition system, the competitors' models utilize the original vehicle ignition systems. These models are more costly and their performance has proven to be inferior to Perma-Tune Coilless and conventional ignition systems in independent dynamometer tests at Norwood Autocraft in the Dallas area. Norwood Autocraft has reviewed this disclosure, as well as the supplementally provided dyno test charts, and has agreed that they are accurate.


Jacobs is the only other ignition manufacturer that produces two products similar to the Perma-Tune Coilless units. Unlike the Company's units, Jacobs' "coilless" products are specifically not usable in high performance engines.


INTELLECTUAL PROPERTY


The Company utilizes proprietary technology that includes processes for manufacturing ignition system components and concepts that relate to combustion efficiency. The Company presently utilizes trade secret law to protect this intellectual property. All employees have executed non-disclosure agreements with the Company. The original patent for the Perma-Tune expired in 1990. The Company knows of no other manufacturer making products designed similarly to the Company's products. No claims have been made or litigation instituted by any person or entity asserting that the Company does not own its intellectual property or is infringing on the property rights of others.

The Company licenses its technology from its President, Lonnie Lenarduzzi, for $1,000 per year under a licensing agreement executed on December 1, 1996 and extending for a period of 25 years to November 30, 2021. The Company has no obligations to pay royalties to Mr. Lenarduzzi or any other person or entity.

With respect to its technology, the Company has chosen not to seek patent protection but rather will maintain such technology as trade secrets. This decision is based upon the Company's desire not to make the necessary public disclosure of its technology that would be required when a patent is granted. Patent protection only exists for seventeen years in the United States and a United States patent does not protect against use by persons in foreign countries. Foreign patents only protect against duplication in countries where patents are obtained and do not protect against pirating in other countries.


The Company protects its trade secrets by non-disclosure and by manufacturing processes that protect its products from reverse engineering. A specially engineered transformer that is key to the Perma-Tune's operation is manufactured in-house only using a proprietary process. All Perma-Tune products are potted after production and testing. Potting is a process whereby the inside of the units are filled with a special plastic polymer material that hardens completely into a solid block. The polymer is chemically similar to the coating on several of the key components, and bonds to these components' coating in the process. After potting is complete, the only way to open the product is to completely destroy it by smashing the solidified potting material. If the units were to be x-rayed, even this would not reveal the proprietary process by which the specially-engineered transformer is built, which is the key to the units' performance. The Company believes its trade secrets are secure from discovery and have been so for at least 12 years.


The Company will continue to use trade secret protection for its technology. Should the Company develop units for use on GM and Ford vehicles, we will consider applying for patents on those units. It takes on the average one and one-half to two years for patent issuance after its application. A patent protects against infringement by manufacture, use or sale of the patented technology or item. Foreign applications must be made within one year of the U.S. patent application filing date. The Company has been advised that foreign protection is available for much of Perma-Tune's technology. To date the Company has not sought foreign patents that would serve to protect its technology solely within the country granting its patent. A U.S. patent protects against importation of infringing products into the U.S. market.


SALES STRATEGY


The Company does not make retail sales to end users. It sells to large wholesale warehouse distributors who sell its products to jobbers, mechanics, and specialty shops and the public. All sales to warehouse distributors are final. There are no rights of return. The Company warrants that its products will be free from defects in materials and workmanship for one year from the time of purchase by the end user. Should the Company determine that there are defects within the one year period, management has a choice to repair or replace the defective unit. In 1998, the Company repaired zero units and replaced 15 units; in 1999, the Company repaired zero units and replaced 4 units. Costs related to handling repairs and replacements have been insignificant and immaterial historically. Adoption of SAB-101 will not affect our financial statements because of the Company's no right of return (i.e., all sales are final) policy.

As of the date of this registration statement, the Company's marketing has consisted of advertising by its wholesale distributors via catalogs, printed advertisements, promotional events and the Internet. The Company's Internet address is www.perma-tune.com.

The Company believes that additional sales can be created by offering software upgrades to Digital Fire customers. These upgrades would be offered in order to add new functions to the ignition system hardware already owned by the customer
- no additional hardware will be required to utilize these new functions. Examples of new functions include:

     1. Turbo Boost Retard -- prevents overheating and loss of horsepower when a turbo charger is added to the engine by allowing the customer to adjust the advance curve of the engine (i.e. change the timing of the spark in relation to the crank shaft position) to compensate for the increased compression in the combustion chamber which results from the turbo charger's operation.

     2. Vacuum Advance -- compensates for sudden decrease in throttle, such as when a driver enters a turn, lets up on the accelerator and downshifts. This feature prevents backfiring under decreased throttle conditions.

     3. Knock Control -- affects ignition timing to compensate for the use of different grades of fuel or contaminated fuel. This feature reduces knocking and pinging in older cars which do not have factory supplied knock control functions built in.

The Company intends to further develop its distribution channels by personally meeting with salespeople to provide technical training and to introduce new products. The Company has hired a public relations firm to assist in increasing public awareness of Perma-Tune and its products.


During the year ended December 31, 2000, four customers accounted for a total of 68% of sales. The Company has no supply agreements with any of these customers. The customers are Worldpac (32% of sales), Interamerican Motor Corp. (13% of sales), Performance Products (13% of sales) and SSF Imported Auto Parts, Inc. (10% of sales).



ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements


This Form 10-SB  contains  forward  looking  statements  within  the  meaning of
Section 27A of the Securities Act of 1933. Forward looking statements include statements regarding the Perma-Tune and Digital Fire product lines and the Company's strategy. Actual events or results could differ materially from those discussed in the forward looking statements as a result of various factors including, without limitation, the factors set forth below and elsewhere herein.

The following discussion should be read in conjunction with the Financial Statements and notes thereto included herein.

OVERVIEW

Since its inception, the Company has focused on the production, research and development of Porsche and Ferrari high performance ignition systems. The Company's principal source of revenue has been from the Porsche repair parts product line. In 1997 the Company began development of new product lines to supply many repair and performance parts for a variety of cars and trucks. The Company cannot estimate the size of its marketplace.

The Company has concentrated its efforts on streamlining and increasing the production of its existing product lines in order to eliminate backorders for Porsche products, and to begin shipping Mercedes products. As of the end of 2000, all backorders have been filled and reserves of finished product are in stock. The Company expects to ship future orders directly from stock to increase customer satisfaction and permit quicker collection of accounts receivable.

NEW PRODUCTS

The Company plans to make the following inventions the basis of new product lines.

The New Perma-Tune
------------------
The Rev. F Perma-Tune is the result of technology the company developed to replace the original Perma-Tune design. The product can be expanded to Mercedes, Honda and Toyota cars and trucks. The new Perma-Tune product is both a repair part and a performance/fuel economy enhancement for Ferrari, Porsche, Mercedes, Honda and Toyota vehicles. The Company intends to continue trade secret protection of the Perma-Tune product line. The Company may file a patent application, copyright and or trade secret protection on some aspects of Perma-Tune products for use on General Motors and Ford vehicles.

The Digital Fire
----------------
Digital Fire is the Company's newest product line designed for racecars only. It competes with the makers of sophisticated engine control systems. The Company has delayed the introduction of the Digital Fire product line until it can raise additional capital. During this delay, the Company has continued development of the product line with the recent addition of Palm Pilot interface software. Management believes that the Digital Fire Palm Pilot software creates an affordable and sophisticated engine control system that may have mass-market appeal. This is because the customer can adapt the software for his or her own personal needs. The Company must complete production tooling at a cost of approximately $60,000 and complete and amass an inventory of 100 units before marketing the Digital Fire. Marketing expenses are estimated at $80,000.

The Company has designed the Digital Fire product line that generates revenue in the manufacturing of hardware and software. The Digital Fire involves two kinds of software akin to the desktop computer. The Digital Fire Operating System
(DFOS) is like Windows to a desktop computer and the Palm Pilot software is like a word processor. For the Digital Fire, DFOS is the software that determines if the unit is a four cylinder, six cylinder or eight cylinder product. This software configures the Digital Fire for what kind of car it will be used on but not what to do. The ability to change the "to do" instructions are intended to fine tune the engine for maximum performance given any different set of variables at the race track. During the last step of manufacture for each unit, a special chip containing the DFOS is inserted that determines which type of Digital Fire the unit will be. Simply programming new DFOS can create new features and products. This software is not retrievable from any unit and it is proprietary. It cannot be altered once the unit is completely assembled. The Digital Fire Programming Software (DFPS) is the software that allows the user to program the Digital Fire. This software can be continuously upgraded and customized like Word or any other user interface. This software resides in a Palm Pilot personal organizer. It is very inexpensive, easy to use, and is connected to the Internet via the desktop computer or the new Connected Palm Pilot. The Company intends to continue developing new DFPS designed for distribution through the Internet or compact disk. The open architecture design of the Digital Fire may allow the Company to reduce DFPS development costs by acquiring software developed by freelance programmers

New Product Research and Development: the Plasma Injector
---------------------------------------------------------

In 1997, Laurence Livermore National Laboratory ("LLNL") approached the Company with a request to develop a new kind of ignition system with certain technical specifications. The eventual intended use for this ignitor was not revealed to the Company by LLNL. At the time LLNL approached the Company, we had no prior experience in the field of plasma injection technology development. To the best of our knowledge, we were not competing with any other company on this project. The Company, at its expense, conducted the research necessary to develop special ignitors to satisfy LLNL's requirements. Prototype units were delivered to LLNL in 1998. The Company retains the rights to the intellectual property created in the manufacture of these ignitors for LLNL, although patent protection has not been applied for.

In 1999, the U.S. Navy Surface Weapons Center approached the Company with a requirement for a device with technical specifications similar to those requested by LLNL. In response to this request, the Company developed the Plasma Injector. To the best of our knowledge, we were not competing with any other company on this project. To date, seven Plasma Injectors have been manufactured; one was sold to the U.S. Navy, and six have been used by the Company in various research projects aimed at developing commercial automotive, space and industrial applications for the technology.

Plasma Injectors can be used to ignite liquid fuel rockets, turbine engines, to ignite boilers used in the petrochemical industry, and for commercial automotive applications. To date, at least one scientific application of the Plasma Injector has been established with the sale of a prototype unit to Bechtel Nevada. In June 2000, Bechtel incorporated the Plasma Injector into equipment they use for a research program with the U.S. Department of Energy. Although the Company is not under long-term contracts with LLNL, the U.S. Navy Surface Weapons Research Center or Bechtel, we will continue to work with these organizations, and there are no restrictions on the Company's use of technology developed in conjunction with any of these projects.

In February 2000, the Company began a dialog with the Plasma Science and Technology Center at the Massachusetts Institute of Technology to incorporate the Plasma Injector into MIT's Plasmatron. The Plasmatron is an experimental device that reduces auto emissions by removing the danger of using clean burning but volatile hydrogen to power vehicles. It works by splitting hydrogen atoms from conventional petroleum just fast enough for the engine to consume it, thereby eliminating the need to store hydrogen fuel onboard the vehicle. As of March 2001, that dialog has not progressed.

Management intends to conduct more Plasma Injector research in combination with its Digital Fire during the next two years. The Company has already completed the interface circuitry between the Plasma Injector and the Digital Fire. In order to investigate the potential market for commercial applications, the Company will need to make other engine designers and engineers, as well as scientists, aware of the Plasma Injector technology.

This can be done via advertising in trade publications and via Internet web sites for an estimated cost of approximately $20,000. In addition, for automotive applications, testing and customization will be performed to tailor Plasma Injector systems for individual vehicles for an estimated cost of approximately $5,000. A White Paper describing the technology and its pollution-reducing benefits has been written, and has been provided to Texas legislators and certain scientists engaged in the development of alternative, clean fuels.

The Plasma Injector-to-Digital Fire interface circuitry Research and Development program is complete, but new product development has been halted on the Honda, Toyota, GM and Digital Fire product lines pending funding. The Company is working on finding new commercial applications for the Plasma Injector product line. Bechtel Nevada has purchased a Plasma Injector and has successfully used it in their scientific experiments. It is not known at this time if there will be subsequent sales of the product for this purpose. The dialogue with MIT concerning the Plasma Injector has not progressed. The Company has written a white paper about its Plasma Injector technology, which will be circulated in the Texas legislature by the Company's public relations firm.


The company is currently able to manufacture Plasma Injectors utilizing existing manufacturing facilities without incurring additional expense. However, new product development and the expansion of our manufacturing staff and facilities have been halted pending funding.


MARKETING STRATEGY

Management has retained a public relations firm, Shapiro & Company, for assistance in the planning and implementation of new product marketing strategy. They have already created a marketing plan and Mercedes brochures. The Company will continue to foster word of mouth advertising and will continue to conduct sales training missions to the Company's wholesale distributors.

The Company sells to six wholesale distributors who supply an unknown number of distributors and retailers. The products of the Company are sold throughout the United States.

The short-term strategy is to begin shipment of the Mercedes products in Fall of 2001. The Company already has some of these products in inventory and is ready to produce more. A distribution network for these parts has already been established. In speaking with its major distributors (Worldpac, Interamerican Motor Corp., Performance Products and SSF Imported Auto Parts, Inc.) regarding the Mercedes product line, the Company has learned that they are interested in carrying the line, and that they have customers who are ready to buy it as soon as they have received product samples and price lists from the Company. The Company does not have written commitments for these potential sales.

The interim marketing strategy is to develop the Honda and Toyota product line in the last quarter of 2001, and then move on to the development of the market for Perma-Tune products for domestic makes in 2002. The product lines require that production tooling be made, for which funding is currently unavailable. Most of the Company's distribution network already includes Asian car parts. There is interest in the Perma-Tune Toyota repair parts because there is currently no aftermarket supply available. The Company knows of no aftermarket manufacturing companies making replacement ignition modules for these automobiles. In 1999 the Company began negotiations with Toyota Racing Development (TRD) for distribution of the Perma-Tune product line through TRD catalogs and TRD retail shops located inside Toyota new car dealerships. The Company has demonstrated its applicable technology to TRD. TRD engineering has approved the basic design. Pending contract negotiations for start up and tooling costs and execution of non-disclosure agreements, the Company has agreed to manufacture product for distribution under the TRD name. Since TRD has yet to sign non-disclosure agreements with the Company, requires that the Company fund the tooling required for manufacturing, and such funding is not available at this time, the project has not progressed.

All Perma-Tune ignition systems designed for street vehicles are certified by California Air Resources Board Executive Order D-210. There was no testing required to obtain this certification because, in compliance with CARB regulations, the Company was able to state that its products do not alter the ignition timing of the engine. Therefore, if the vehicle meets EPA standards with its original ignition system, it will meet EPA standards with a Perma-Tune ignition system installed on it.


2005 PLAN

Management intends to expand its market globally. The Company plans to combine the Digital Fire and Plasma Injector technology into a new product line to allow car manufacturers to meet new, stricter EPA air pollution standards.

MANUFACTURING OVERVIEW

Management has prepared for rapid growth. The Company's manufacturing technique is flexible because of its modular design and it can respond easily to customer demand. Modules can be mass-produced and then assembled to meet changing purchase orders. Production can be increased and new products introduced readily. Currently the Company is operating at a small percentage of its manufacturing capacity.

COMPARISON OF OPERATING RESULTS

In 1999, the Company experienced 20.1% sales growth as gross sales increased from $204,368 in 1998 to $245,500. A total of 885 units were sold in 1998 at an average price of $231. A total of 1,219 units were sold in 1999 at an average price of $201. This decrease in average price per unit sold was due primarily to an increase in sales for the two most popular products which have a lower than average sales price.

Gross profit in 1999 was $115,507. Gross profit in 1998 was $93,860. As a percentage of sales, gross profit increased in 1999 to 47% from 46% in 1998. The Company plans to sub contract labor-intensive operations to increase its gross profit margin and to allow for rapid growth. The Company will ultimately retain control over production of the Perma-Tune product line by manufacturing the key components itself.


General and administrative (G & A) expenses were $134,094 and $156,551 in 1999 and 1998, respectively. As a percentage of sales, G & A expenses decreased to 54.6% from 76.6%. The figures for both 1999 and 1998 are unusually high by percentage. The major components of this atypical result are extra salaries and wages (with related payroll taxes) for Company personnel to assist with administrative duties relating primarily to the public offering as well as increased marketing activities, and an increase in accounting and legal costs. All of these expenses increased as a percentage of gross sales to enable management to attempt a public offering.


Interest expense decreased from $16,390 in 1998 to $5,990 in 1999. This was the direct result of a decrease in its debt level. Debt that incurred interest charges, decreased from $100,000 at December 31, 1998 to $54,500 at December 31, 1999.


For the nine month period ended September 30, 2000, the Company experienced 9.8% sales growth as compared to the same nine month period one year earlier. Gross sales increased from $180,857 to $198,509. A total of 1206 units were sold in the nine month period ended September 30, 2000 at an average price of $165. A total of 1060 units were sold in the nine month period ended September 30, 1999 at an average price of $161. Price per unit remained relatively the same, and the increase in number of units sold is consistent with the Company's steady growth in sales.

Gross profit for the nine month period ended September 30, 2000 was $92,601. Gross profit for the same nine month period one year earlier was $105,217. As a percentage of sales, gross profit decreased from 58% for the nine month period ended September 30, 1999 to 47% for the nine month period ended September 30, 2000. General & administrative (G & A) expenses were $71,384 for the nine month period ended September 30, 2000 compared to $110,597 for the nine month period ended September 30, 1999. As a percentage of sales, G & A expenses decreased from 61% to 36% for the nine month periods ended September 30, 2000 and September 30, 1999, respectively. This is explained by decreases in advertising expense, travel, meals and entertainment, salary expense and office supplies. Owners began reducing expenses in all areas in 2000 to help defray the legal and accounting costs related to the public offering.

Interest expense decreased slightly from $4,504 to $4,112 for the nine month periods ended September 30, 1999 and September 30, 2000, respectively. Debt levels were relatively unchanged. Net loss for the nine month period ended September 30, 2000 was $20,564 compared to a net loss of $38,417 for the nine month period ended September 30, 1999.

Since the company incurred net losses for both 1998 and 1999, there was no income tax liability for either year. The company has a net operating loss carry-forward available in the amount of $208,105 to be offset against future income through the year ending 12/31/19. The majority of this net operating loss carry-forward, $178,307, has occurred in the last three years. This was the direct result of increased R & D costs for developing new products as well as the costs associated with the public offering that will fund the mass production of all product lines. The reclassification of Prepaid Offering Costs to Legal and Accounting Expenses (G&A) resulted in an increase to the net operating losses stated above.

Research and development expenses were $3,847 in 1998, $7,494 in 1999 and $3,165 in 2000.


Y2K issues for the company's computer operations were limited to upgrading its accounting software; this has been completed. None of the company's product utilizes date sensitive programming.

As of September 30, 2000, the Company's accumulated losses were $220,303.


LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31, 1999 and 1998 and for the nine months ended September 30, 2000 and 1999, the Company has not generated positive cash flow from its own operations due to the preliminary nature of such operations, ongoing investment in research and development, and expenditures to build the appropriate infrastructure to support its expected growth. Consequently, the Company has been dependent on private placements of its equity securities and debt financing to fund its cash requirements.

On December 8, 1997, the Company issued an offering circular for 125,000 units priced at $2.00 per unit. Each unit entitled the investor to one share of common stock and three stock purchase warrants. Each warrant entitled the holder to purchase one share of stock for $2.00. The warrants initially were to expire on December 31, 2001. At September 30, 2000, there are 348,000 warrants outstanding.

In 1994, the Company had additional paid-in capital of $15,550. During the year ending December 31, 1998, the Company sold 46,700 shares of common stock for $93,400. Subsequently, during the year ending December 31, 1999, the Company sold 76,000 shares of common stock for $31,995 and issued 20,000 shares resulting from the exercise of warrants for net proceeds of $38,000. The 46,700 shares sold in 1998 were priced at $2.00 per unit. Due to SEC rule changes, the 504 Offering was terminated on April 6, 1999. The 76,000 shares sold in 1999 were sold at an average discounted price of 42 cents per share. No underwriters or agents were involved in any of the sales and no underwriting discounts or commissions were paid by the Company.


As of September 30, 2000 the Company's cash reserves totaled $14,609 and total current assets were $82,796. The Company is continuing production and sales efforts as well as further research and development and has yet to break-even in terms of both cash flow and profitability. For the remainder of 2000 and into 2001, the Company has no long-term commitments but expects to incur additional costs for research and development including professional and legal fees for patent and trademark applications. It also expects to expand its sales and marketing effort. These efforts could significantly increase demand for the Company's products beyond the Company's current production capacity. While the Company believes it can increase its production capacity to meet sales demand, significant additional capital could be required to meet expansion requirements.

Inventory at 12/31/99 was $38,783. Inventory at 12/31/98 was $23,563. This increase was purposeful and intended to increase the Company's goods available for sale as a response to increasing unit sales volume.

Inventory turnover ratio for 1998 and 1999 was 4.05 and 3.93, respectively. The receivables turnover ratio for 1998 and 1999 was 11.5 and 15.13, respectively. This was due to more sales in the months of November and December of 1998 than in November and December of 1999.


Net cash flows invested in property and equipment in 1998 were $4032. During this period, the Company updated its office computer equipment. In 1999, no investments in property or equipment were made. In the first six months of 2000, $8339 was invested in property and equipment, including the addition of a vapor extraction system designed to draw soldering smoke away from personnel assembling units. This system consists of a small room constructed to enclose vacuum pumps and exhaust equipment, as well as vacuum tubing leading to each assembly station in the lab. The Company also purchased a used lathe and tooling during this period.


The Company presently has an outstanding loan payable on demand to Terry Taylor, a stockholder. Principal balance as of April 2001 is $40,000. The loan bears an interest rate of 10%. Interest is payable quarterly. The loan is secured by inventory.

The Company had a $25,000 line of credit with an outstanding balance at December 31, 1999 of $4,500. The balance was paid and the credit line closed prior to June 30, 2000.

The Company is taking steps to raise equity capital. However, there can be no assurance that any new capital would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, or other arrangements will be available when needed or on terms satisfactory to the Company. The Company has no commitments from officers, directors or affiliates to provide funding. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, and manufacturing operations. Any additional financing may involve dilution to the Company's then-existing shareholders.

Without additional capital funding, the Company believes it can operate at its current level of liquidity for twelve to twenty-four months. However, it hopes to obtain short-term funding until operations are ramped up, creating the profitability that will improve its liquidity position.

STOCK AND WARRANT OFFERING

Management made a stock and warrant offering under Rule 504 of Regulation D of the Securities and Exchange Commission (SEC) to begin mass production of its products. Management issued 122,700 shares and warrants to purchase 368,000 shares in the Rule 504 offering and will consider a future offering when appropriate. The stock and warrants were issued in units of one share and three warrants at $2.00 per unit for total gross proceeds of $245,400. The warrants are exercisable at $2.00 per share until December 31, 2001. As of December 31, 2000 there were 348,000 warrants outstanding.

Proceeds from the exercise of warrants are planned to fund production tooling and start up costs of the Honda and Toyota products lines. The Company plans to manufacture the required tooling estimated at $35,000 in materials and 560 man hours. There may be other costs associated with attaining the California Air Resources Board certification for the Honda and Toyota product lines.


ITEM 3. DESCRIPTION OF PROPERTY

The  issuer   leases   3,200  square  feet  of  space  for   manufacturing   and
administrative activities in Wylie, Texas, a suburb of Dallas, at $1,550 per month. The lease expires on May 31, 2003.


ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of March 31, 2000, with respect to the beneficial ownership of the common stock by (i) each director and officer of the Company, (ii) all directors and officers as a group and (iii) each person known by the Company to own beneficially 5% or more of the common stock:

Name and Address of                    Shares Owned             % of Class
Beneficial Owner                      Beneficially(1)              Owned
-------------------                   ---------------           -----------
Lonnie Lenarduzzi                       1,566,600(2)               72.9%
111 South Birmingham St.
Wylie, Texas 75098

Linda Decker                            1,566,600(2)               72.9%
111 South Birmingham St.
Wylie, Texas 75098

Larrie Lenarduzzi                           6,000(3)                  *
6236 Tourelle Drive
Highland Heights, Ohio 44143

Wayne Robertson                            78,764                  3.68%
2652 No. McDermott Road
Kuna, Indiana 83634

Harold Smith                               78,764                  3.68%
P.O. Box 1983
Wylie, Texas 75098

Newport Capital Consultants               225,000(4)               10.5%
78740 Runaway Bay
Bermuda Dunes, California 92201

All Officers and Directors
as a Group (5 persons)                  1,730,128                  80.7%

------------
*Less than 1%

(1) The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of March 31, 2000, there were 2,142,700 shares of common stock outstanding. As of such date there were 348,000 outstanding warrants to purchase shares of common stock, exercisable until December 31, 2001 at $2.00 per share.

(2) Lonnie Lenarduzzi and Linda Decker hold these shares as tenants in common. They are husband and wife.

(3) Includes 4,500 shares issuable upon exercise of warrants.

(4) Gary Bryant is the President and controlling person of Newport Capital Consultants.

CHANGES IN CONTROL

The Company does not anticipate any changes in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


DIRECTORS AND OFFICERS

The Directors and Officers of the Company are as follows:

                                                                   Served as a
Name                   Age      Position                         Director Since:
----                   ---      --------                         ---------------
Lonnie Lenarduzzi      45       President, Chief Executive             1989
                                   Officer and Director

Linda Decker           43       Secretary, Chief Marketing             1989
                                   Officer and Director

Larrie Lenarduzzi      42       Director                               1989

Wayne Robertson        47       Director                               1989

Harold "Red" Smith     67       Director                               1989


Lonnie Lenarduzzi, President, Chief Executive Officer and Director received an associate degree from the Pittsburgh Institute of Aeronautics (PIA) and worked in the machine tool industry where he specialized in robotic manufacturing systems for the Mazak Machine Tool Company. This experience allows him to function as a designer of new products for the Company. As manufacturing engineer for Aero Design Products, Inc. (1982-1989) he was responsible for the original production of Perma-Tune. His first innovative design was the development of a solid state ignition system for the aircraft engine based on the Perma-Tune design.

When Aero Design Products, Inc. was liquidated in 1989, Mr. Lenarduzzi purchased the Perma-Tune product line. In 1990 he gained certification from Northrop for manufacturing excellence in producing their military ignition system and he invented the Coilless ignition system.

Since moving the Company to Wylie, Texas, Mr. Lenarduzzi has continued to invent and design automotive products for the Company.

Linda Decker, Corporate Secretary and Director had a 15 year career with IBM Corp. in sales, marketing and product line management before starting the Company. Since 1989, she has co-owned the Company and has used her marketing expertise to create targeted advertising and brochures, to draft press releases, to formulate pricing and customer service policies and to determine new market segments for the Company to serve.

Larrie Lenarduzzi, Director, is a manufacturing engineer and has been the sales manager in charge of The Micro Finishing product line for Masco Machine Inc., in Cleveland, Ohio. Larrie has an Aerospace Engineering Technology degree from Kent State (1984). He also has an Associate Degree (1981) from the Pittsburgh Institute of Aeronautics. Since 1989 he has assisted in the design and improvement of tooling used in manufacturing the Company's products. Larrie is the brother of Lonnie Lenarduzzi.

Wayne Robertson, Director, has been a technician in charge of manufacturing silicone wafers used in computers for the past four and one-half years and is employed by Micron Technologies, Inc. in Boise, Idaho. From 1985 to 1989 he was employed as a manufacturing supervisor at Aero Design Products, Inc. Previously, Wayne worked as an electronics technician on locomotive engines for MK Rail of Boise, Idaho. Since 1989 he has assisted the Company by installing prototype Perma-Tune units on test vehicles and in evaluating engine dynamometer test results.

Harold "Red" Smith, Director, is an aeronautical engineer with a Bachelor of Science degree from Southwestern Methodist University and a Master of Science degree from the University of Colorado. He is an entrepreneur who owns and operates four companies: R&D Aeronautical (located in Wylie, Texas) manufactures unmanned military aircraft to sell to the United States Air Force and NATO countries; Air Command International (located in Caddo Mills, Texas) manufactures manned gyroplanes in Kit and FAA certified form; Southwest Soaring Inc. (located in Caddo Mills, Texas) is a glider school; and RS Systems Inc. dba Joans Hallmark. (located in Plano, Texas) has seven Hallmark franchises located in the north Dallas area.

All Directors of the Company will hold office until the next annual meeting of the shareholders, and until their successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office at the pleasure of the Board.


ITEM 6.           EXECUTIVE COMPENSATION

Compensation paid to Officers and Directors is set forth in the Summary Compensation Table below. The Company may reimburse its Officers and Directors for any and all out-of-pocket expenses incurred relating to the business of the Company.

                           SUMMARY COMPENSATION TABLE

Name and Position                                    Fiscal Year        Salary
-----------------                                    -----------        -------
Lonnie Lenarduzzi    President, Chief Executive         1998            $48,623
                       Officer and Director             1999            $48,765
                                                        2000            $51,048

Linda Decker         Secretary, Chief Marketing         1998            $   -0-
                       Officer and Director             1999            $ 2,025
                                                        2000            $ 6,613

For the fiscal year ending December 31, 2001 it is anticipated that the compensation of Mr. Lenarduzzi will be $50,200, and compensation of Ms. Decker will be $17,500.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Lonnie Lenarduzzi has entered into a Licensing Agreement to license to the Company all technology developed by him for $1,000 per year. The Licensing Agreement was entered into on November 30, 1996 and has a term of 25 years, extending to November 30, 2021.



ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company has authorized 10,000,000 shares of common stock, no par value, of which 2,142,700 shares were issued and outstanding as of March 31, 2000. All presently outstanding shares of the Company's common stock are validly issued, fully paid and non-assessable. The holders of common stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by the Company, nor do they have any redemption or conversion rights.

The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. It is highly unlikely that dividends will be paid by the Company in the foreseeable future.

The holders of common stock are entitled to receive on liquidation of the Company a pro rata distribution of the assets of the Company subject to rights of creditors and holders of any preferred stock then outstanding.

WARRANTS

The Company issued warrants to purchase an aggregate of 368,000 shares of common stock in connection with its 504 Offering. (See Part II, Item 4. Recent Sales of Unregistered Securities). Each warrant entitles the holder to purchase one share of common stock for $2.00 until December 31, 2001. Holders of warrants have no rights as shareholders until the warrants are exercised. As of December 31, 2000 warrants to purchase 20,000 shares had been exercised and warrants to purchase 348,000 shares remain outstanding.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no "public trading market" for the Company's common stock as that term is defined in Regulation S-B of the Securities and Exchange Commission. "Bid" and "asked" offers for the common stock are listed in the Pink Sheets published by the National Quotation Bureau, Inc. The trading symbol for the common stock is PTUE. On May 30, 2000 the common stock sold for $1.25 per share.

The Pink Sheets is not an automated quotation system and is characterized by a low volume of trading.

The Company intends to seek a listing on the NASD Over-the-Counter Bulletin Board and has filed this Registration Statement on Form 10-SB to register its securities and become subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. This Registration Statement became effective on November 26, 2000.

The following table sets forth the quarterly high and low bid prices of the common stock from April 1999 until December 31, 2000. Such prices represent prices between dealers, do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                                     Bid Prices
         Quarter Ended                      High                       Low
         -------------                      ----                      ------
         June 30, 1999                      $2.00                     $0.875
         September 30, 1999                 $1.00                     $1.00
         December 31, 1999               No price                    No price
         March 30, 2000                     $1.00                     $0.50
         June 30, 2000                      $1.25                     $0.25
         September 30, 2000                 $1.25                     $1.25
         December 31, 2000                  $1.00                     $1.00

The Company has never paid a dividend on its common stock and does not anticipate the payment of dividends in the foreseeable future.

The Company had outstanding, as of December 31, 2000, warrants to purchase 348,000 shares of common stock, exercisable at $2.00 per share until December 31, 2000. In May 1999 warrants to purchase 20,000 shares were exercised.

All but approximately 130,000 of the Company's outstanding shares are restricted securities, which have been held for in excess of one year and could be sold pursuant to Rule 144 under the Act. Rule 144 permits the sale or restricted securities which have been held for in excess of one year provided that the issuer of the securities has made available public information as provided by the Rule.

Of the total of 2,142,700 shares of common stock outstanding 1,566,600 are held by Lonnie Lenarduzzi and Linda Decker as tenants in common. Because they are affiliates of the Company, any sales under Rule 144 would be limited to 1% of the outstanding shares of common stock or the average weekly reported volume of trading in the shares, whichever is greater.

There were 65 holders of record of the common stock as of September 30, 2000.

The Company's common stock is considered a "penny stock" as defined in certain rules (the "Rules") under the Securities Exchange Act of 1934. In general, a security which is not quoted on Nasdaq or has a market price of less than $5 per share where the issuer does not have in excess of $2,000,000 in net tangible assets (none of which conditions the Company meets) is considered a penny stock. The SEC's rules regarding penny stocks impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally persons with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the Rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Thus the Rules affect the ability of broker-dealers to sell the Company's shares should they wish to do so because of the adverse effect that the Rules have upon liquidity of penny stocks. Unless the transaction is exempt under the Rules, under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers effecting customer transactions in penny stocks are required to provide their customers with (i) a risk disclosure document; (ii) disclosure of current bid and ask quotations if any; (iii) disclosure of the compensation of the broker-dealer and its sales personnel in the transaction; and (iv) monthly account statements showing the market value of each penny stock held in the customer's account. As a result of the penny stock rules the market liquidity for the Company's securities may be severely adversely effected by limiting the ability of broker-dealers to sell the Company's securities and the ability of purchasers of the securities to resell them.


ITEM 2.           LEGAL PROCEEDINGS

The Company is not a party to any litigation.


ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim period no principal independent accountant for the Company resigned, declined to stand for reelection or was dismissed.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company issued or sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

On November 8, 1997, the Company commencing an offering (the "504 Offering") of 125,000 units (the "Units"), each Unit consisting of one share of common stock and warrants (the "Warrants") to purchase three shares of common stock for $2.00 per share until December 31, 1999, later extended to December 31, 2001. The Units were offered at $2.00 each. The 504 Offering was made in reliance upon the exemption from registration provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Act"). The 504 Offering was terminated on April 6, 1999 with the sale of an aggregate of 122,700 Units. As of December 31, 2000, 20,000 of such Warrants had been exercised. The Company will issue the shares underlying the Warrants (the "Warrant Shares") in reliance upon the exemption from registration under the Act afforded by Section 4(2) of the Act. The Company will place a legend on the certificates representing the Warrant Shares indicating that they are restricted from sale or transfer unless registered under the Act and the Company will give instructions to its transfer agent restricting their transfer. Warrants to purchase 20,000 Warrant Shares were exercised in May 1999.

No underwriters or agents were involved in any of the sales and no underwriting discounts or commissions were paid by the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with Section 2.02-1 of the Texas Business Corporation Act the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent or another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence, misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

Otherwise, indemnification is limited to reasonable expenses and shall not be made if the person is found liable for willful or intentional misconduct in the performance of his duty to the Company.

To the extent that a director, officer, fiduciary or agent of a Company has been successful on the merits in defense of any action, suit, or proceeding referred to herein or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under this provision (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized herein, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized herein.

The board of directors may exercise the Company's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as a such, whether or not the Company would have the power to indemnify him against such liability.

The indemnification provided herein is not exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

The financial statements of the Company are included herein as pages F-1 to F-12.


ITEM 2. INDEX TO EXHIBITS

         Exhibit No.           Description of Exhibit
         ----------            ----------------------
         2.1                   Articles of Incorporation                  (1)

         2.2                   Amendment to Articles of Incorporation     (1)

         2.3                   By-Laws                                    (1)

         2.4                   Form of Stock Purchase Warrant             (1)

         23.1                  Consent of Travis, Wolff & Company, L.L.P. (1)


         10.1                  License Agreement dated December 1, 1996
                               between Lonnie Lenarduzzi and Perma-Tune   (2)

         10.2                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Linda Decker                               (2)

         10.3                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Randy R. Knapp                             (2)

         10.4                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Beth A. Knapp                              (2)

         10.5                  Marketing Plan prepared by Shapiro & Co.   (2)

ITEM 3. DESCRIPTION OF EXHIBITS

         Exhibit No.           Description of Exhibit                     (1)
         -----------           ----------------------
         2.1                   Articles of Incorporation                  (1)

         2.2                   Amendment to Articles of Incorporation     (1)

         2.4                   Form of Stock Purchase Warrant             (1)

         23.1                  Consent of Travis, Wolff & Company, L.L.P. (1)


         10.1                  License Agreement dated December 1, 1996
                               between Lonnie Lenarduzzi and Perma-Tune   (2)

         10.2                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Linda Decker                               (2)

         10.3                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Randy R. Knapp                             (2)

         10.4                  Non-Disclosure and Non-Circumvention
                               Agreement between Perma-Tune and
                               Beth A. Knapp                              (2)

         10.5                  Marketing Plan prepared by Shapiro & Co.   (2)


(1)   Previously filed
(2)   Filed herewith

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PERMA-TUNE ELECTRONICS, INC.


DATED: July 6, 2001                   By:  /s/ Lonnie Lenarduzzi

                                            ------------------------
                                            Lonnie Lenarduzzi, President

                          PERMA-TUNE ELECTRONICS, INC.
                              Financial Statements
                                Table of Contents

-------------------------------------------------------------------------------

                                                                    Page
                                                                    -----
Independent Auditors' Report                                         F-2

FINANCIAL STATEMENTS:

     Balance Sheets as of December 31, 1999 and 1998
      and June 30, 2000 (unaudited)                                  F-3

     Statements of Operations for the years ended December 31, 1999 and 1998 and six months ended June 30, 2000 and 1999
     (unaudited)                                                     F-4

     Statements of Stockholders' Equity (Deficit) for the years
      ended December 31, 1999 and 1998                               F-5

     Statements of Cash Flows for the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 and 1999
     (unaudited)                                                     F-6

     Notes to Financial Statements, December 31, 1999 and 1998       F-7 - F-12


Independent Accountants' Report                                      F-13

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     Balance Sheets as of December 31, 1999 and
      September 30, 2000                                             F-14

     Statements of Operations for the three and nine months
      ended September 30, 2000 and 1999                              F-15

     Statements of Cash Flows for the nine months ended
      September 30, 2000 and 1999                                    F-16

     Notes to Financial Statements, September 30, 2000 and 1999      F-17 - F-22

                          INDEPENDENT AUDITORS' REPORT


Perma-Tune Electronics, Inc.
Wylie, Texas

We have audited the accompanying balance sheets of Perma-Tune Electronics, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perma-Tune Electronics, Inc. as of December 31, 1999 and 1998, and the results of its operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, in conformity with generally accepted accounting principles.


These financial statements have been restated to reflect the correction of certain accounts. See Note 9 to the financial statements.



/s/ TRAVIS, WOLFF & COMPANY, L.L.P.
-----------------------------------
Travis, Wolff & Company, L.L.P.
Dallas, Texas
January 21, 2000, except for
Note 7, as to which the date
is April 5, 2000

                           PERMA-TUNE ELECTRONICS, INC
                                 Balance Sheets

                           (As Restated - See Note 9)

                                                    June 30,    December 31,   December 31,
                                                     2000            1999          1998
                                                   ---------    ------------   ------------
 ASSETS                                           (Unaudited)
CURRENT ASSETS:
    Cash                                           $  13,158    $  24,752      $  71,831
    Accounts receivable, trade                        19,971       12,278         20,175
    Inventory                                         39,507       38,783         23,563
    Deposits                                             160          160            160
                                                   ---------    ------------   ------------
      Total current assets                            72,796       75,973        115,729
                                                   ---------    ------------   ------------
PROPERTY, PLANT AND EQUIPMENT:
    Molds and tooling                                  5,535        4,250          4,250
    Leasehold improvements                             3,294          690            690
    Machinery and equipment                           54,574       50,124         50,124
                                                   ---------    ------------   ------------
                                                      63,403       55,064         55,064
    Less accumulated depreciation                     49,904       48,830         45,638
                                                   ---------    ------------   ------------
                                                      13,499        6,234          9,426
                                                   ---------    ------------   ------------
                                                   $  86,295    $  82,207      $ 125,155
                                                   =========    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
    Line of credit                                 $    --      $   2,000      $    --
    Note payable - stockholder                        40,000       50,000        100,000
    Accounts payable, trade                            2,468       18,308         22,992
    Accrued liabilities                                3,522       12,693          3,908
                                                   ---------    ------------   ------------
      Total current liabilities                       45,990       83,001        126,900
                                                   ---------    ------------   ------------
STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock - 10,000,000 shares of no par
      stock  authorized,  2,292,700, 2,142,700,
      and 2,046,700 issued and outstanding as of
      June 30, 2000, December 31, 1999 and
      December 31, 1998, respectively                243,395      183,395        113,400
    Additional paid-in capital                        15,550       15,550         15,550
    Retained deficit                                (218,640)    (199,739)      (130,695)
                                                   ---------    ------------   ------------
      Total stockholders' equity (deficit)            40,305         (794)        (1,745)
                                                   ---------    ------------   ------------
                                                   $  86,295    $  82,207      $ 125,155
                                                   =========    ============   ============

    The accompanying notes are an integral part of the financial statements

                          PERMA-TUNE ELECTRONICS, INC.
                            Statements of Operations

                           (As Restated - See Note 9)


                                         For the Six Months Ended       For the Year Ended
                                                 June 30,                   December 31,
                                         -------------------------    ----------------------
                                            2000           1999          1999         1998
                                         ----------    ----------     ---------    ----------
                                         (Unaudited)   (Unaudited)
NET SALES                                $  123,247    $ 105,009      $ 245,500    $ 204,368

COST OF GOODS SOLD                           66,548       51,374        122,499      106,660
                                         ----------    ----------     ---------    ----------

GROSS PROFIT                                 56,699       53,635        123,001       97,708

OPERATING EXPENSES:
 General and administrative                  47,695       68,374        131,594      156,551
 Legal and professional                      22,313         --           43,905         --
 Research and development                       472        3,573          7,494        3,848
 Depreciation                                 1,074        1,596          3,192        1,544
                                         ----------    ----------     ---------    ----------
                                             71,554       73,543        186,185      161,943
                                         ----------    ----------     ---------    ----------

INCOME (LOSS) FROM OPERATIONS               (14,855)     (19,908)       (63,184)     (64,235)
                                         ----------    ----------     ---------    ----------

OTHER INCOME (EXPENSE):
  Interest expense                           (3,110)      (3,263)        (5,990)     (16,390)
  Other                                        (936)        --              130         --
                                         ----------    ----------     ---------    ----------
                                             (4,046)      (3,263)        (5,860)     (16,390)
                                         ----------    ----------     ---------    ----------

INCOME (LOSS) BEFORE FEDERAL INCOME TAX     (18,901)     (23,171)       (69,044)     (80,625)

Provision for federal income tax               --           --             --           --
                                         ----------    ----------     ---------    ----------

NET INCOME (LOSS)                        $  (18,901)   $ (23,171)     $ (69,044)   $ (80,625)
                                         ==========    ==========     ==========   ==========

INCOME (LOSS) PER SHARE:
  Basic                                  $   (0.009)   $  (0.011)     $  (0.033)   $  (0.040)
                                         ==========    ==========     ==========   ==========
  Diluted                                $   (0.009)   $  (0.011)     $  (0.033)   $  (0.040)
                                         ==========    ==========     ==========   ==========

    The accompanying notes are an integral part of the financial statements

                          PERMA-TUNE ELECTRONICS, INC.
                  Statements of Stockholders' Equity (Deficit)

                           (As Restated - See Note 9)




                                           Common Stock              Additional                              Total
                                  -----------------------------       Paid-in        Accumulated          Stockholders'
                                     Shares           Amount          Capital          Deficit          Equity (Deficit)
                                  -------------     -----------     ------------    ---------------     ------------------

BALANCE, JANUARY 1, 1998                10,000    $     20,000    $      15,550   $        (50,070)   $           (14,520)

200-for-1 stock split                1,990,000               -                -                  -                      -

Shares sold                             46,700          93,400                -                  -                 93,400

Net loss                                     -               -                -            (80,625)               (80,625)
                                  -------------     -----------     ------------    ---------------     ------------------

BALANCE, DECEMBER 31, 1998           2,046,700         113,400           15,550           (130,695)                (1,745)

Shares sold                             76,000          31,995                -                  -                 31,995

Warrants exercised for stock            20,000          38,000                -                  -                 38,000

Net loss                                     -               -                -            (69,044)               (69,044)
                                  -------------     -----------     ------------    ---------------     ------------------

BALANCE, DECEMBER 31, 1999           2,142,700    $    183,395    $      15,550   $       (199,739)   $              (794)
                                  =============     ===========     ============    ===============     ==================





    The accompanying notes are an integral part of the financial statements

                          PERMA-TUNE ELECTRONICS, INC.
                            Statements of Cash Flows

                           (As Restated - See Note 9)


                                                       For the Six Months Ended        For the Year Ended
                                                              June 30,                    December 31,
                                                       -------------------------    -----------------------
                                                          2000           1999          1999         1998
                                                       ----------     ----------    ----------   ----------
                                                       (Unaudited)    (Unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                    $ (18,901)     $ (23,171)    $ (69,044)   $ (80,625)
                                                       ----------     ----------    ----------   ----------
   Adjustments  to  reconcile  net income  (loss)
   to net cash used in operating activities:
     Depreciation                                          1,074          1,596         3,192        1,544
     Changes in operating assets and liabilities:
     (Increase) decrease in  trade accounts receivable    (7,693)         4,781         7,897       (4,844)
     Increase in inventory                                  (724)        (7,151)      (15,220)     (10,367)
     Increase (decrease) in accounts payable             (15,840)       (17,193)       (4,684)       3,178
     Increase (decrease) in accrued expenses              (9,171)         3,528         8,785          968
                                                       ----------     ----------    ----------   ----------
       Total adjustments                                 (32,354)       (14,439)          (30)      (9,521)
                                                       ----------     ----------    ----------   ----------
  Net cash used in operating activities                  (51,255)       (37,610)      (69,074)     (90,146)
                                                       ----------     ----------    ----------   ----------

 CASH FLOWS USED IN INVESTING ACTIVITIES:
  Acquisition of property and equipment                   (8,339)             -             -       (4,032)
                                                       ----------     ----------    ----------   ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                 -              -             -      100,000
  Repayments of long-term debt                           (10,000)       (50,000)      (50,000)      (8,755)
  Proceeds from line of credit                            13,500         23,400        44,400            -
  Principal payments on line of credit                   (15,500)        (5,000)      (42,400)     (23,935)
  Proceeds from sale of stock                             60,000         69,995        69,995       93,400
                                                       ----------     ----------    ----------   ----------
   Net cash provided by financing activities              48,000         38,395        21,995      160,710
                                                       ----------     ----------    ----------   ----------

 INCREASE (DECREASE) IN CASH                             (11,594)           785       (47,079)      66,532
 Cash, beginning of period                                24,752         71,831        71,831        5,299
                                                       ----------     ----------    ----------   ----------
 Cash, end of period                                   $  13,158      $  72,616     $  24,752    $  71,831
                                                       ==========     ==========    ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
Interest                                               $   1,791      $   4,151     $   7,239    $  13,889

    The accompanying notes are an integral part of the financial statements

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Perma-Tune Electronics, Inc. (the "Company") is a Texas corporation that was incorporated in 1993. The Company is engaged in the manufacture and sale of high performance automobile ignition systems for distribution throughout the United States and Canada.

TRADE ACCOUNTS RECEIVABLE

The Company provides for uncollectible receivables using an allowance for doubtful accounts. As of December 31, 1999 and 1998, the Company considers all receivables fully collectible and, as such, no allowance is included in trade accounts receivable.

INVENTORIES

Inventories are valued at the lower of cost or market with cost being determined using the first-in, first-out method and consist of the following at December 31:

                                               1999                   1998
                                         --------------         --------------
     Raw materials                      $        27,500        $        22,280
     Work in process                              2,679                  1,283
     Finished goods                               8,604                      -
                                         --------------         --------------
                                        $        38,783        $        23,563
                                         ==============         ==============

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated or amortized over the estimated useful lives and methods as summarized below:


         Asset Type                   Estimated Life               Method
-----------------------------         --------------             -----------
Molds and tooling                        5 years                 Accelerated
Leasehold improvements                 5 - 7 years               Accelerated
Machinery and equipment                 Lease term              Straight-line

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

PROPERTY, PLANT AND EQUIPMENT - (continued)

Maintenance and repairs are expensed when incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of assets sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Depreciation expense for the years ended December 31, 1999 and 1998, was $3,192 and $1,544, respectively.

FEDERAL INCOME TAXES

Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from methods used to calculate depreciation and the allowance for doubtful accounts.

ADDITIONAL PAID-IN CAPITAL

The major shareholder of the Company, Lonnie Lenarduzzi, contributed $15,550 cash to the Company in 1994.

CONCENTRATION OF RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.


For the year ended December 31, 1999, four customers accounted for 18%, 13%, 12% and 10%, respectively, of net sales. These four customers also accounted for approximately of $1,800 (14%) of trade accounts receivable.

For the year ended December 31, 1998, four customers accounted for 21%, 13%, 12% and 10%, respectively, of net sales. These four customers also accounted for approximately $12,050 (60%) of trade accounts receivable.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated by dividing the income (loss) available to common stock (the numerator) by the weighted average number of shares of common stock outstanding during the period (the denominator). The weighted average number of shares outstanding at June 30, 2000, and 1999 were 2,218,114 and 2,088,811, respectively. The weighted average number of shares outstanding at December 31, 1999, and 1998 were 2,115,862 and 2,020,109, respectively.

REVENUE RECOGNITION AND PRODUCT WARRANTY


The Company sells its products to wholesale distributors on a no return policy and revenue is recognized at the time the products are shipped. The product is warrantied for defects for one year from the user's original purchase, and, at management's option, the Company will either repair or replace units that prove to be defective. As of December 31, 1999 and 1998, the Company has determined that a warranty provision is not necessary given the extremely low number of returned products during the Company's history.


The Digital Fire  product  includes  software,  Digital  Fire  Operating  System
(DFOS), which is incidental. Therefore, the costs of producing the software are capitalized as inventory along with the Digital Fire product on a unit specific basis and charged to cost of goods sold when revenue from the sale of those units is recognized.

Additionally, the Company has developed an accessory software product termed Digital Fire Programming Software (DFPS). The Company has not yet placed the DFPS on the market. The DFPS will be delivered on-line and is used to customize the Digital Fire product for specific applications. The Company will recognize revenue at the time the software is delivered. The costs to develop the DFPS have been expensed as research and development.

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1999 and 1998, there were no cash equivalents.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.


NOTE 2 - INCOME TAXES

For the years ended December 31, 1999 and 1998, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $208,105 and $140,600 at December 31, 1999 and 1998, respectively, and will expire in the years 2011 through 2019.

The provision for federal income tax consists of the following for the years ended December 31:

                                                 1999                  1998
                                             ---------------      -------------
  Current (provision) benefit               $           --       $         --
  Deferred (provision) benefit                          --                 --
                                             ---------------      -------------
                                            $           --       $         --
                                             ===============      =============

Deferred income taxes consist of the following at December 31:

                                                 1999                  1998
                                             ---------------      -------------
  Current:
    Deferred tax assets                     $           --       $         --
    Deferred tax asset valuation allowance              --                 --
                                             ---------------      -------------
                                            $           --       $         --
                                             ===============      =============
  Non-current:

    Deferred tax assets resulting from      $        31,216      $       21,090
      net operating loss carry forward

    Deferred tax asset valuation allowance          (31,216)            (21,090)
    Deferred tax liabilities                            --                 --
                                             ---------------      -------------
                                            $           --       $         --
                                             ===============      =============

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 3 - LINE OF CREDIT

The Company has a $25,000 line of credit with a bank that is collateralized by the Company's accounts receivable, inventory and equipment. The line requires monthly payments of accrued interest with the principal due April 5, 2000. At December 31, 1999, the outstanding principal balance was $4,500 and interest was accrued at 11%. The line is guaranteed by the President and another stockholder.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a loan from a stockholder that is collateralized by a second lien on inventory. The loan accrues interest at 10% with interest payments to be made quarterly. The balance of $50,000 at December 31, 1999 is classified as a current liability because the note is payable by December 31, 2000 unless the terms are renegotiated.

The Company has a license agreement with its President whereby it has acquired all rights to patents, trademarks, technical information and trade secrets through November 30, 2021 by payment of a yearly license fee of $1,000.


NOTE 5 - COMMITMENTS

On June 1, 2000, the Company entered into an agreement to extend its current lease of office and production facilities under an operating lease through May 2005. Lease expense was $15,000 for each of the years ending December 31, 1999 and 1998.

Minimum future lease rentals are as follows:

                           December 31,               Amount
                           ------------              -------
                               2000                  $15,000
                               2001                   18,300
                               2002                   18,600
                               2003                   18,600
                               2004                   18,600
                               2005                    7,750

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 6 - WARRANTS

On December 8, 1997, the Company issued an offering circular for 125,000 units priced at $2 per unit. Each unit purchased entitled the investor to one share of common stock and three stock purchase warrants. Each warrant entitled the holder to purchase one share of stock for $2. The warrants were to expire on December 31, 1999. However, the expiration date has been extended to December 31, 2000. At December 31, 1999, there are 348,000 warrants outstanding.

NOTE 7 - SUBSEQUENT EVENT

On April 3, 2000, the Company sold an additional 150,000 shares of common stock for $0.40 per share. Consideration for these shares was $60,000 in cash.

NOTE 8 - INTERIM FINANCIAL STATEMENTS AND RELATED INFORMATION

The balance sheet at June 30, 2000, the statements of operations and cash flows for the six months ended June 30, 2000 and 1999, and the information included herein to the notes for those periods, have not been audited. It is management's opinion that all necessary and recurring adjustments have been made in order that the above referenced financial statements are not misleading.


NOTE 9 - RESTATEMENT

These financial statements have been restated to reflect the correction of capitalized prepaid offering costs to legal and professional costs since those costs were incurred to bring the Company into compliance with regulatory requirements.

The restatement is summarized as follows:

                                  For the Six Months          For the Year
                                    Ended June 30,          Ended December 31,
                                   2000        1999          1999      1998
                                 --------    ---------     ---------   --------
Net income (loss) prior
  to restatement                 $  5,025    $ (23,171)    $ (27,639)  $(80,625)

Restatement                       (23,926)             -    ((41,405)         -
                                 --------    ---------     ---------   --------
Net loss as restated             $(18,901)   $ (23,171)    $ (69,044)  $ 80,625
                                 ========    ==========    =========   ========

Income(loss) per share
  prior to restatement
  (Basic and Diluted)            $   .002    $   (.011)    $   (.013)  $  (.039)
                                 ========    ==========    =========   ========
Loss per share as restated
  (Basic and Diluted)            $  (.009)   $   (.011)    $   (.033)  $  (.040)
                                 ========    ==========    =========   ========

                        INDEPENDENT ACCOUNTANTS' REPORT


Perma-Tune Electronics, Inc.
Wylie, Texas

We have reviewed the accompanying balance sheets of Perma-Tune Electronics, Inc. as of September 30, 2000 and the related statements of operations for the three month and nine month periods ended September 30, 2000 and 1999 and the statements of cash flows for nine month periods ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the balance sheet of Perma-Tune Electronics, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, not presented herein, and in our report dated January 21, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying financial statements as of December 31, 1999, is fairly stated, in all material respects, in relation to the financial statements from which they have been derived.



/s/ TRAVIS, WOLFF & COMPANY, L.L.P.
-----------------------------------
Travis, Wolff & Company, L.L.P.
Dallas, Texas

January 9, 2001

                           PERMA-TUNE ELECTRONICS, INC
                                 Balance Sheets

                                                     September 30,  December 31,
                                                         2000           1999
                                                     -------------  -----------
 ASSETS                                               (Unaudited)
CURRENT ASSETS:
    Cash                                             $   14,609     $  24,752
    Accounts receivable, trade                           28,329        12,278
    Inventory                                            39,698        38,783
    Deposits                                                160           160
                                                     -------------  -----------
      Total current assets                               82,796        75,973
                                                     -------------  -----------

PROPERTY, PLANT AND EQUIPMENT:
    Molds and tooling                                     5,535         4,250
    Leasehold improvements                                3,858           690
    Machinery and equipment                              54,574        50,124
                                                     -------------  -----------
                                                         63,967        55,064
    Less accumulated depreciation                        52,055        48,830
                                                     -------------  -----------
                                                         11,912         6,234
                                                     -------------  -----------
                                                     $   94,708        82,207
                                                     =============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
    Line of credit                                   $     --       $   2,000
    Accounts payable, trade                               8,505        18,308
    Accrued liabilities                                   7,561        12,693
                                                     -------------  -----------
      Total current liabilities                          16,066        33,001
                                                     -------------  -----------
NOTE PAYABLE - STOCKHOLDER                               40,000        50,000
                                                     -------------  -----------

STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock - 10,000,000 shares of no par stock
      authorized,  2,292,700, and 2,142,700 issued
      and outstanding as of September 30, 2000 and
       December 31, 1999 respectively                   243,395       183,395
    Additional paid-in capital                           15,550        15,550
    Accumulated deficit                                (220,303)     (199,739)
                                                     -------------  -----------
      Total stockholders' equity (deficit)               38,642          (794)
                                                     -------------  -----------
                                                     $   94,708     $  82,207
                                                     ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC.
                            Statements of Operations

                                      For the Three Months Ended        For the Nine Months Ended
                                   ------------------------------     -----------------------------
                                   September 30,    September 30,     September 30,   September 30,
                                       2000             1999              2000            1999
                                   -------------    ------------      ------------    ------------
                                    (Unaudited)     (Unaudited)       (Unaudited)     (Unaudited)
 NET SALES                         $      75,262    $     75,848      $    198,509    $    180,857

 COST OF GOODS SOLD                       39,360          20,693           105,908          75,640
                                   -------------    ------------      ------------    ------------
 GROSS PROFIT                             35,902          55,155            92,601         105,217

 OPERATING EXPENSES:
  General and administrative              23,689          86,128            71,384         110,597
  Legal and professional                  10,689          21,395            33,002          21,395
  Research and development                 1,128           1,301             1,600           4,874
  Depreciation                             2,151             798             3,225           2,394
                                   -------------    ------------      ------------    ------------
                                          37,657         109,622           109,211         139,260
                                   -------------    ------------      ------------    ------------


 LOSS FROM OPERATIONS                     (1,755)        (54,467)          (16,610)        (34,043)
                                   -------------    ------------      ------------    ------------

 OTHER INCOME (EXPENSE):
  Interest expense                        (1,002)         (1,241)           (4,112)         (4,504)
  Other                                    1,094             130               158             130
                                   -------------    ------------      ------------    ------------
                                              92          (1,111)           (3,954)         (4,374)
                                   -------------    ------------      ------------    ------------

 LOSS BEFORE FEDERAL INCOME TAX           (1,663)        (55,578)          (20,564)        (38,417)

 Provision for federal income tax              -               -                -               -
                                   -------------    ------------      ------------    ------------

 NET LOSS                          $      (1,663)   $    (55,578)     $    (20,564)   $    (38,417)
                                   =============    ============      ============    ============

 LOSS PER SHARE:
  Basic                            $      (0.001)   $     (0.026)     $     (0.010)   $     (0.018)
                                   =============    ============      ============    ============
  Diluted                          $      (0.001)   $     (0.026)     $     (0.010)   $     (0.018)
                                   =============    ============      ============    ============

    The accompanying notes are an integral part of the financial statements.

                             PERMA-TUNE ELECTRONICS, INC.
                               Statements of Cash Flows

                                                    For the Nine Months Ended
                                                   -----------------------------
                                                   September 30,   September 30,
                                                        2000           1999
                                                   ------------    -------------
                                                   (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                          $    (20,564)   $    (38,417)
                                                   ------------    -------------
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation                                           3,225           2,394
   Changes in operating assets and liabilities:
    Increase in trade accounts receivable               (16,051)         (6,238)
    Increase in inventory                                  (915)        (10,785)
    Decrease in accounts payable                         (9,803)         (4,421)
    Increase (decrease) in accrued expenses              (5,132)          2,645
                                                   ------------    -------------
     Total adjustments                                  (28,676)        (16,405)
                                                   ------------    -------------
 Net cash used in operating activities                  (49,240)        (54,822)
                                                   ------------    -------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
 Acquisition of property and equipment                   (8,903)            --
                                                   ------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt                              --               --
 Repayments of long-term debt                           (10,000)        (50,000)
 Proceeds from line of credit                            13,500          26,700
 Repayments of line of credit                           (15,500)        (20,400)
 Proceeds from sale of stock                             60,000          69,995
                                                   ------------    -------------
  Net cash provided by financing activities              48,000          26,295
                                                   ------------    -------------

DECREASE IN CASH                                        (10,143)        (28,527)

Cash, beginning of period                                24,752          71,831
                                                   ------------    -------------
Cash, end of period                                $     14,609    $     43,304
                                                   ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for:
    Interest                                       $      4,112    $      4,504

    The accompanying notes are an integral part of the financial statements.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Perma-Tune Electronics, Inc. (the "Company") is a Texas corporation that was incorporated in 1993. The Company is engaged in the manufacture and sale of high performance automobile ignition systems for distribution throughout the United States and Canada.

TRADE ACCOUNTS RECEIVABLE

The Company provides for uncollectible receivables using an allowance for doubtful accounts. As of September 30, 2000, and December 31, 1999, the Company considers all receivables fully collectible and, as such, no allowance is included in trade accounts receivable.

INVENTORIES

Inventories are valued at the lower of cost or market with cost being determined using the first-in, first-out method and consist of the following at:

                             September 30,              December 31,
                                 2000                       1999
                             ------------               ------------
     Raw materials           $     37,752               $    27,500
     Work in process                  634                     2,679
     Finished goods                 1,312                     8,604
                             ------------               ------------
                             $     39,698               $    38,783
                             ============               ============

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated or amortized over the estimated useful lives and methods as summarized below:

       Asset Type                   Estimated Life              Method
-----------------------             --------------            -----------
Molds and tooling                       5 years               Accelerated
Leasehold improvements                5 - 7 years             Accelerated
Machinery and equipment                Lease term            Straight-line

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

PROPERTY, PLANT AND EQUIPMENT - (continued)

Maintenance and repairs are expensed when incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of assets sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Depreciation expense for the nine months ended September 30, 2000 and 1999, was $3,225 and $2,394, respectively.

FEDERAL INCOME TAXES

Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from methods used to calculate depreciation and the allowance for doubtful accounts.

ADDITIONAL PAID-IN CAPITAL

The major shareholder of the Company, Lonnie Lenarduzzi, contributed $15,550 cash to the Company in 1994.

CONCENTRATION OF RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

For the nine months ended September 30, 2000, four customers accounted for 35%, 14%, 12% and 10%, respectively, of net sales.

For the nine months ended September 30, 1999, four customers accounted for 15%, 14%, 14% and 12%, respectively, of net sales.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

NET LOSS PER SHARE

Basic and diluted (loss) per share is calculated on the weighted average number of shares of common stock outstanding during the period. The weighted average number of shares outstanding at September 30, 2000, and 1999 were 2,241,788 and 2,107,391, respectively.

REVENUE RECOGNITION AND PRODUCT WARRANTY


The Company sells its products to wholesale distributors on a no return policy and revenue is recognized at the time the products are shipped. The product is warrantied for defects for one year from the user's original purchase, and, at management's option, the Company will either repair or replace units that prove to be defective. As of December 31, 1999 and 1998, the Company has determined that a warranty provision is not necessary given the extremely low number of returned products during the Company's history.


The Digital Fire  product  includes  software,  Digital  Fire  Operating  System
(DFOS), which is incidental. Therefore, the costs of producing the software are capitalized as inventory along with the Digital Fire product on a unit specific basis and charged to cost of goods sold when revenue from the sale of those units is recognized.

Additionally, the Company has developed an accessory software product termed Digital Fire Programming Software (DFPS). The Company has not yet placed the DFPS on the market. The DFPS will be delivered on-line and is used to customize the Digital Fire product for specific applications. The Company will recognize revenue at the time the software is delivered. The costs to develop the DFPS have been expensed as research and development.

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2000 and 1999, there were no cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999

NOTE 2 - INCOME TAXES

At December 31, 1999 and 1998, and for the years then ended, the Company has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $164,200 at September 30, 2000 and will expire in the years 2011 through 2019.

The provision for federal income tax consists of the following for the years ended September 30:

                                            2000                 1999
                                        -----------          -----------
Current (provision) benefit             $         -          $         -
Deferred (provision) benefit                      -                    -
                                        -----------          -----------
                                        $         -          $         -
                                        ===========          ===========


Deferred income taxes consist of the following at September 30:

                                            2000                 1999
                                        -----------          -----------
Current:
    Deferred tax assets                 $         -          $         -
    Deferred tax asset valuation
     allowance                                    -                    -
                                        -----------          -----------
                                        $         -          $         -
                                        ===========          ===========
Non-current:
    Deferred tax assets                 $    33,045          $    31,953
    Deferred tax asset valuation
     allowance                              (33,045)             (31,953)
    Deferred tax liabilities                      -                    -
                                        -----------          -----------
                                        $         -          $         -
                                        ===========          ===========

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a $40,000 loan from a stockholder that is collateralized by a second lien on inventory. The loan accrues interest at 10% with interest payments to be made quarterly and is due December 31, 2001.

The Company has a license agreement with its President whereby it has acquired all rights to patents, trademarks, technical information and trade secrets through November 30, 2021 by payment of a yearly license fee of $1,000.


NOTE 4 - COMMITMENTS

On June 1, 2000, the Company entered into an agreement to extend its current lease of office and production facilities under an operating lease through May 2005. Lease expense was $11,250 for each of the nine-months ending September 30, 2000 and 1999.

Minimum future lease rentals are as follows:

                          September 30,              Amount
                          -------------              ------
                              2000                  $15,000
                              2001                   18,300
                              2002                   18,600
                              2003                   18,600
                              2004                   18,600
                              2005                    7,750


NOTE 5 - WARRANTS

On December 8, 1997, the Company issued an offering circular for 125,000 units priced at $2 per unit. Each unit purchased entitled the investor to one share of common stock and three stock purchase warrants. Each warrant entitled the holder to purchase one share of stock for $2. The warrants were to expire on December 31, 1999. However, the expiration date has been extended to December 31, 2001.

For the nine months ended September 30, 2000, no additional warrants have been issued or exercised and at September 30, 2000, 348,000 warrants remained outstanding.

                          PERMA-TUNE ELECTRONICS, INC.
                          Notes to Financial Statements
                           September 30, 2000 and 1999

NOTE 6 - SUBSEQUENT EVENT

On January 12, 2001 the Company entered into a $15,000 line of credit with a bank that is collateralized by the Company's accounts receivable, inventory and equipment. The line requires monthly payments of accrued interest accrued at 12% and matures on February 12, 2002.


NOTE 7 - INTERIM FINANCIAL STATEMENTS AND RELATED INFORMATION

The balance sheet at September 30, 2000, the income statements for the nine-months and three- months ended September 30, 2000 and 1999, and the information included herein to the notes for those periods, have not been audited. It is management's opinion that all necessary and recurring adjustments have been made in order that the above referenced financial statements are not misleading.